Mail Stop 6010
      February 7, 2006

Mr. Tetsuya Kawakami
Senior Managing Director
Matsushita Electric Industrial Co., Ltd.
1006, Oaza Kadoma, Kadoma-shi
Osaka 571-8501, Japan


		RE: 	Matsushita Electric Industrial Co., Ltd.
			Form 20-F for fiscal year ended March 31, 2005
      File No.  001-06784

Dear Mr. Kawakami,

      We have reviewed your response letter dated February 3, 2006 and filings and have the following comment. Where indicated, we think you should revise your future documents in response to this comment.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the fiscal year ended March 31, 2005

Consolidated Statements of Cash Flows, page 111

1. Please refer to our prior comment 2. We see from your response that deposits are provided by certain new customers as collateral to
minimize credit risk.   Please describe to us the significant
terms
and conditions of collateral deposit agreements with your customers.
Explain how these deposits are returned to customers and why classification of these cash flows as financing is appropriate. Please support your presentation of this item in your cash flow statement with references to authoritative U.S. generally accepted accounting principles. We may have further comments after reviewing your response.


	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554 with any other questions.

      								Sincerely,

								Jay Webb
								Reviewing Accountant



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Mr. Tetsuya Kawakami
Matsushita Electric Industrial Co., Ltd.
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